Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-187386) and Registration Statement (No. 333-127493) both on Form S-8 of Cubic Corporation of our report dated June 17, 2014, with respect to the statements of net assets available for benefits of the Cubic Applications, Inc. 401(k) Retirement Plan as of December 31, 2013 and 2012, the related statement of changes in net assets available for benefits for the year ended December 31, 2013, and the related supplemental schedule as of December 31, 2013, which report appears in the December 31, 2013, annual report on Form 11-K of the Cubic Applications, Inc. 401(k) Retirement Plan.

/s/ MAYER HOFFMAN McCANN P.C.

San Diego, California
June 17, 2014